

03051833

**AA 7/22/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. JUL 17 2003

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Gay Street, Suite 1230
(No. and Street)

Knoxville, TN 37902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Taylor 800-685-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley and Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 25 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Financial Statements and Schedules
December 31, 2002

Contents

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2002 and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company adopted a defined benefit retirement plan effective January 1, 2002. An actuarial valuation report was not available as of the financial statement issue date. As a result, we were unable to satisfy ourselves about the amount of the pension liability at December 31, 2002, or pension expense, which is included in net income for the period then ended; nor were we able to satisfy ourselves as to the adequacy of the disclosures of the plan included in Note 9 to the financial statements.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

In our report dated February 22, 2003, we expressed an opinion that the 2002 financial statements fairly presented financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. As described in Note 9, the Company subsequently contributed to a defined benefit retirement plan, and we were unable to satisfy ourselves as to the adequacy of the pension liability, pension expense and footnote disclosures as described in the previous paragraph. Accordingly, our present opinion on the 2002 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the effects of such adjustments and related disclosures, if any, as might have been determined to be necessary had we been able to examine evidence regarding the actuarial valuation of the Company's defined benefit plan, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2002, and the result of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



McKerley & Noonan, P.C.
Certified Public Accountants
April 25, 2003

TRUSTFIRST, INC.

Statement of Financial Condition
December 31, 2002

Assets

	2002
Current Assets	
Cash and Cash Equivalents	$ 124,583
Certificate of Deposit	62,075
Commissions Receivable	19,596
Prepaid Insurance	3,600
Deferred Tax Asset	54,149
Other Receivables	2,362
Total Current Assets	266,365
Property, Plant and Equipment	
Furniture & Equipment	86,158
Accumulated Depreciation	(78,453)
Net Property, Plant & Equipment	7,705
Other Assets	
Other Receivable – Stockholder	2,973
Investments – At Market	3,000
Intangible – Customer List	183,071
Total Other Assets	189,044
Total Assets	$ 463,114

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 59,605
Pension Plan Payable	18,632
State Tax Payable	843
Total Current Liabilities	79,080
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	109,000
Retained Earnings (Deficit)	(79,266)
Total Stockholder's Equity	384,034
Total Liabilities & Stockholders' Equity	$ 463,114

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Income
For the Year Ended December 31, 2002

	2002
Income	
Commission Income	$ 803,735
Expenses	
Rent	16,420
Office	19,422
Dues and Subscriptions	5,343
Insurance	31,355
Postage	4,143
Telephone	13,100
Payroll & Related Expenses	412,020
Contract Labor	136,792
Pension Expense	21,346
Clearing Expense	72,319
Depreciation and Amortization	36,137
Travel	631
Interest Expense	1,024
Advertising	905
Bank Charges	1,885
Contributions	1,125
Registration Fees	10,391
Taxes & Licenses	8,861
Brokerage Services Expense	29,418
Meals and Entertainment	3,990
Miscellaneous	7,284
Repairs	2,582
Professional Fees and Development	18,357
Unrealized Loss on Investments	300
Total Expenses	855,150
Net Income (Loss) Before Income Taxes	(51,415)
Income Tax (Expense) Benefit	5,938
Net Income (Loss)	$ (45,477)

See Notes to the Financial Statements

TRUSTFIRST, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Period Ended December 31, 2002

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2001	$ 354,300	$ 109,000	$ (33,789)	$429,511
Net Loss	-	-	(45,477)	(45,477)
Balances on December 31, 2002	$ 354,300	$ 109,000	$ (79,266)	$384,034

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Cash Flows
For the Year Ended December 31, 2002

	2002
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income (Loss)	$ (45,477)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	36,137
Unrealized Loss on Investments	300
(Increase) Decrease in Commissions Receivable	(9,932)
(Increase) Decrease in Prepaid Insurance	(344)
(Increase) Decrease in Deferred Tax Asset	(5,937)
(Increase) Decrease in Other Receivables	(1,463)
Increase (Decrease) in Accounts Payable	43,449
Increase (Decrease) in Accrued Liabilities	(37,047)
Total Adjustments	25,163
Net Cash Provided (Used) in Operating Activities	(20,314)
Cash Flows from Investing Activities	
Purchase of Furniture and Fixtures	(1,262)
Net Change in Certificates of Deposit	(1,302)
Net Cash Provided (Used) by Investing Activities	(2,564)
Cash Flows From Financing Activities	
Payments on Subordinated Loan	(10,500)
Net Cash Provided (Used) by Financing Activities	(10,500)
Net Increase (Decrease) in Cash and Equivalents	(33,378)
Cash and Equivalents at Beginning of Year	157,961
Cash and Equivalents at End of Year	$ 124,583

See Notes to the Financial Statements

TRUSTFIRST, INC.

Notes to the Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. On December 21, 2001, the Company acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). Culver was dissolved as of that date, with all operations now reflected under TrustFirst, Inc. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Bear Stearns Securities Corporation and Pershing Securities.

Revenue Recognition

The Company earns commissions from trades based on negotiated rates with Bear Stearns Securities Corporation and Pershing Securities. Commissions are recognized on the trade date. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commissions receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment

Fixed assets are valued at cost and are depreciated over their estimated useful lives using various accelerated methods.

Investments

Investments include 300 warrants of NASDAQ and have been classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes
Deferred tax assets and liabilities have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 – INTANGIBLE ASSET – CUSTOMER LIST

On December 21, 2001, TrustFirst acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). Culver provided certain brokerage services to investors as well as underwriting industrial development bonds, municipal bonds and limited partnerships throughout East Tennessee. Culver was effectively dissolved as of December 21, 2001. The results of Culver's operations are now included in the operations of TrustFirst, Inc.

The aggregate purchase price was $350,000 consisting of common stock in TrustFirst, Inc. The value of the 34,640 shares issued was determined based on independent valuations of both Companies immediately prior to acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At December 21, 2001	
Current Assets	$ 212,085
Fixed Assets	6,445
Other Assets	3,300
Intangible Assets	213,583
Total Assets Acquired	435,413
Current Liabilities	(2,913)
Long-Term Liabilities	(82,500)
Net Assets Acquired	$ 350,000

Of the $213,583 of acquired intangible assets, 100% was assigned to customer lists and related customer relationships and is being amortized over a 7-year weighted-average useful life as follows:

Customer List	$ 213,583
Accumulated Amortization	(30,512)
	$ 183,071

TRUSTFIRST, INC.

Notes to Financial Statements (continued)

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business at $1,500 a month. The lease expires March 31, 2003.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2002. At December 31, 2002, the Company had excess net capital of $27,360.

NOTE 5 – NOTES PAYABLE – STOCKHOLDER

An equity loan was made to the Company from a stockholder totaling $10,500. The loan was paid off during 2002.

NOTE 8 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to net operating loss, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2002.

	2002
Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ 5,225
State	713
	$ 5,938

NOTE 8 – INCOME TAXES (Cont.)

The net deferred tax asset at December 31, 2002 consists of the following components:

	2002
Deferred Tax Asset – Current	$ 54,149
Deferred Tax Liability – Current	-
Net Deferred Tax Asset – Current	$ 54,149

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses.

The Company has a net operating loss carry forward of $122,311 at December 31, 2002 which expires through the year 2022. This operating loss is considered realizable due to management's ability to realize taxable income through manipulation of officer salaries.

NOTE 9 – DEFINED BENEFIT PLAN

Prior to acquisition, Culver Financial Management, Inc. adopted a defined benefit pension plan with an effective date of January 1, 2001. Subsequent to the issuance of the original audit report, management of the Company elected to adopt the Culver Financial Management pension plan as of January 1, 2002. The Company has subsequently accrued a pension liability of $18,632 as of December 31, 2002. As of the issuance date of these financial statements, an actuarial valuation had not been completed.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2002, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 12–14 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
April 25, 2003

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2002

	Per Audited Financial Statements	Per Amended Focus Report	Differences	
Ownership Equity	$ 384,034	$ 384,035	$ 1	*
Less: Non Allowable Assets	(255,930)	(255,929)	1	*
Less: Other Deductions	-	-	-	
Net Capital Before Haircuts	128,104	128,106	2	*
Haircuts on Securities	(744)	(744)	-	
Undue Concentrations	-	-	-	
Net Capital	$ 127,360	$ 127,362	$ 2	*

* Rounding differences

TRUSTFIRST, INC.

December 31, 2002

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 79,080
Total Aggregate Indebtedness	79,080
Ratio of Aggregate Indebtedness to Net Capital	62%

Computation of Excess Net Capital

Net Capital	$ 127,360
Required net capital	100,000
Net capital in excess of required amount	$ 27,360

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Report of Independent Public Accountants on Internal Control Structure

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
April 25, 2003